Inter Parfums, Inc.

551 Fifth Avenue

New York, NY 10176

October 31, 2013

United States

Securities and Exchange Commission

Washington, D.C. 20549-7010

Att.: Mr. John Cash, Accounting Branch Chief

Re:	Inter Parfums, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 12, 2013

Definitive Proxy Statement on Schedule 14A

Filed June 11, 2013

File No. 0-16469

Ladies and Gentlemen:

This letter is written in response to the letter dated October 4, 2013 of Mr. John Cash, Accounting Branch Chief, addressed to Mr. Russell Greenberg, the Chief Financial Officer of Inter Parfums, Inc. (the “Company”). We have reproduced the comments from such letter, and our responses follow each of such comments.

Comment from letter dated October 4, 2013 of Mr. John Cash, Accounting Branch Chief:

Form 10-K for the Year Ended December 31, 2012

Regulation G, page iv

1. You indicate that your presentation of the non-GAAP financial information included on pages 35, 38, 48, 50 and 55 represents important supplemental measures of operating performance to investors. Please show us how you will review [sic] your future filings to provide the disclosures required by Item 10(e) of Regulation S-K or reference where these disclosures can be found in your filing. In particular, your non-GAAP financial information should be clearly reconciled to the most directly comparable GAAP measure. Your disclosures should also include a detailed statement addressing the specific reasons why management believes that the presentation of the non-GAAP financial information provides useful information to investors.

Company response:

The transaction whereby Burberry exercised its option to buy out the license rights effective December 31, 2012 was clearly a significant transaction for the Company. As previously disclosed in the Current Report on Form 8-K filed on January 4, 2013, the exit payment of €181 million (approximately $237 million at then exchange rates) was made by Burberry to the Company on December 21, 2012. Since inception, the Company has not had such a material transaction of this nature, and at the present time, no such similar transaction, either in form or magnitude, is reasonably foreseeable. In future 10-K filings we will add a statement that in essence states that, “due to the significance of this transaction as well as its non-recurring nature, exclusion of such gain in the non-GAAP financial measures provides a more complete disclosure and facilitates a more accurate comparison of current results to historic results”. The Company is comfortable that its disclosure has been clear and not misleading, as well as assimilated and understood by the market.

All five references to the non-GAAP financial information provide the same detailed reconciling information with respect to non-GAAP financial information disclosed. The first reference on page 35 of the Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 10-K”) in Item 6, Selected Financial Data, the following explanation is provided:

Operating income includes a gain on termination of license aggregating $198,838. After taxes (tax rate of Interparfums SA is 36.1%) and after allocation to the noncontrolling interest (26.77%), the gain attributable to Inter Parfums, Inc. common shareholders’ aggregated $93,044. Therefore, excluding the gain, net income attributable to Inter Parfums, Inc. common shareholders’ would have been $38,092 or $1.24 per diluted share.

In the above paragraph, the non-GAAP financial measures, i.e., Net Income Attributable to Inter Parfums, Inc. and Net Income Attributable to Inter Parfums, Inc. common shareholders per share excluding the gain on sale of termination of license, are clearly reconciled to the GAAP financial measures disclosed in the table in Item 6, Selected Financial Date. All other references provide the same detailed reconciling information providing readers with more complete disclosure and facilitating a more accurate comparison of current results to historic results.

Comment from letter dated October 4, 2013 of Mr. John Cash, Accounting Branch Chief:

Management’s Discussion and Analysis, page 36

Results of Operations, page 44

 2. Your MD&A does not appear to include an analysis of your financial condition, changes in financial condition and results of operations on a segment basis as required by Item 303(A) of Regulation S-K. We would expect that your discussion of changes in results of operations would address at least some of the material income statement line items that you present in your segment footnote on page F-26. Please either refer us to the section of your filing where this information has been provided or alternatively show us how you will revise your MD&A in future filings accordingly.

Page 2 of 10 Pages

Company response:

In response to this question, the staff is directed to pages 44-45 of the 2012 10-K, wherein net sales of each of the European based product sales (“European Operating Segment”) at page 45 and United States based product sales (“United States Operating Segment”) at page 46 are discussed. Other than Net Income Attributable to Inter Parfums, Inc. and Total Assets, both as discussed below, we do not believe that a discussion of other segment information would be material or enhance our disclosure. However, to the extent future discussions regarding fluctuations in gross margin and/or selling, general and administrative expenses by operating segment would provide meaningful supplemental data to users of the financial statements, such information will be provided as well.

For the annual report on form 10-K for the year ending 2013, we will also include a discussion for Net Income Attributable to Inter Parfums, Inc., for both the European Operating Segment and United States Operating Segment. Proposed revised text and table from the 2012 10-K at pages 49-50 are provided below, to demonstrate what the proposed format of such disclosure:

Net Income and Earnings per Share (as reported)

	Year ended December 31,
	2012	2011	2010
	(In thousands except share and per share data)

Net income attributable to European operations	$171,799	$40,841	$34,906
Net income attributable to United States operations	5,091	2,108	769
Net income	176,890	42,949	35,675
Less: Net income attributable to the noncontrolling interest	45,754	10,646	9,082
Net income attributable to Inter Parfums, Inc.	$131,136	$32,303	$26,593
Net income attributable to Inter Parfums, Inc. common shareholders’:
Basic	$4.29	$1.06	$0.88
Diluted	4.26	1.05	0.87
Weighted average number of shares outstanding:
Basic	30,574,772	30,514,529	30,360,602
Diluted	30,715,684	30,677,825	30,481,991

Page 3 of 10 Pages

See information regarding Regulation G on page iv of this Form 10-K.

On an after tax basis (tax rate of Interparfums SA is 36.1%) and after allocation to the noncontrolling interest (26.77%), the 2012 gain on termination of license attributable to Inter Parfums, Inc. common shareholders’ aggregated $93.0 million. Therefore, had this transaction not occurred, net income and earnings per share would have been as follows:

	Year ended December 31,
	2012	2011	2010
	(In thousands except share and per share data)

Net income attributable to European operations	$44,472	$40,841	$34,906
Net income attributable to United States operations	5,091	2,108	769
Net income	49,833	42,949	35,675
Less: Net income attributable to the noncontrolling interest	11,741	10,646	9,082
Net income attributable to Inter Parfums, Inc.	$38,092	$32,303	$26,593
Net income attributable to Inter Parfums, Inc. common shareholders’:
Basic	$1.25	$1.06	$0.88
Diluted	1.24	1.05	0.87

Excluding the gain on termination of license, on a consolidated basis, net income increased 16% to $49.8 million in 2012, as compared to $42.9 million in 2011. Net income of $44.5 million, $40.8 million and $34.9 million was attributable to European operations in 2012, 2011 and 2010, respectively. Net income of $5.1 million, $2.1 million and $0.8 million was attributable to United States operations in 2012, 2011 and 2010, respectively. Net income increased 20% to $42.9 million in 2011, as compared to $35.7 million in 2010. Net income attributable to the noncontrolling interest comes solely through our European operations and aggregated 26.4%, 26.0% and 26.0% of net income attributable to European operations in 2012, 2011 and 2010, respectively. Net income attributable to Inter Parfums, Inc. increased 18% to $38.1 million in 2012, as compared to $32.3 million in 2011 and net income attributable to Inter Parfums, Inc. increased 21% to $32.3 million in 2011, as compared to $26.6 million in 2010. Net margins attributable to Inter Parfums, Inc. aggregated 5.8%, 5.3% and 5.8% for the years ended December 31, 2012, 2011 and 2010, respectively.

With regard to Total Assets, the following would be our proposed disclosure under “Liquidity and Capital Resources” in substantially the following form (with additional disclosure in underlined text):

Liquidity and Capital Resources

Having received the proceeds from the termination of the Burberry license, our financial position is the strongest in our history. At December 31, 2012, working capital aggregated $367 million and we had a working capital ratio of over 2.4 to 1. Cash and cash equivalents aggregated $307 million of which $283 million is held in euro by our European operations, which are readily convertible into U.S. dollars. We have not had any liquidity issues to date, and do not expect any liquidity issues relating to such cash and cash equivalents and short-term investments held by our European operations. In connection with the termination of the Burberry license and the transition agreement with Burberry, it was agreed that accounts receivables and accounts payables would be collected and paid in the ordinary course of business and it anticipates that inventories at March 31, 2013 should be less than $20.0 million in the aggregate. Burberry agreed to purchase, at cost, Burberry Beauty finished goods subject to a $4.0 million maximum, and Burberry fragrance and Burberry Beauty raw materials and components subject to a $6.5 million maximum. The Company has until June 30, 2013 to sell-off any remaining inventory not purchased by Burberry. Taxes on the gain at approximately 36% will be paid by the Company in April 2013.

Page 4 of 10 Pages

Approximately 93% of the Company’s total assets are held by European operations. In addition to cash and cash equivalents and short-term investments referred to above, approximately $119 million of long lived assets are held by European operations.

Comment from letter dated October 4, 2013 of Mr. John Cash, Accounting Branch Chief:

Liquidity and Capital Resources, page 50

3. On page 2, you indicate that your European operations represented 87% of net sales for 2012. Please tell us and revise your future filings to disclose the following:

•           The amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of your most recent period presented; and

•           Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Company response:

In our future filings, we will provide in “Liquidity and Capital Resources,” the amount of cash and short-term investments held by foreign subsidiaries as compared to total amount of cash and short-term investments as of our most recent period presented and the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars, which may affect the Company’s liquidity, substantially as follows:

“Cash and cash equivalents aggregated $307 million of which $283 million is held in euro by our European operations, which are readily convertible into U.S. dollars. We have not had any liquidity issues to date, and do not expect any liquidity issues relating to such cash and cash equivalents and short-term investments held by our European operations..”

Page 5 of 10 Pages

Comment from letter dated October 4, 2013 of Mr. John Cash, Accounting Branch Chief:

Directors, Executive Officers and Corporate Governance, page 60

Business Experience, page 61

4. In future filings, please revise each director’s biographical information to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he or she should serve as your director in light of your business and structure. Please refer to Item 401(e)(1) of Regulation S-K.

Company response:

We will revise, in future filings, each director’s biographical information to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he or she should serve as a director of the Company in light of the Company’s business and structure. Disclosure is to be made in substantially the following form, subject to further adjustments as may be necessary. Two examples of the additional disclosure are provided in underlined text.

Jean Madar

Jean Madar, age 52, a Director, has been the Chairman of the Board since our company’s inception, and is a co-founder of our company with Mr. Philippe Benacin. From inception until December 1993 he was the President of our company; in January 1994 he became Director General of Interparfums SA, our company’s subsidiary; and in January 1997 he became Chief Executive Officer of our company. Mr. Madar was previously the managing director of Interparfums SA, from September 1983 until June 1985. At such subsidiary, he had the responsibility of overseeing the marketing operations of its foreign distribution, including market research analysis and actual marketing campaigns. Mr. Madar graduated from The French University for Economic and Commercial Sciences (ESSEC) in 1983. We believe that Mr. Madar’s skills in guiding, leading and determining the strategic direction of our company since its inception, in addition to his contacts in the fragrance and cosmetic industry, render him qualified to serve as a member of our board of directors.

Patrick Choël

Mr. Choël, age 69, was appointed to the board of directors in June 2006 as an independent director, and is a member of the Audit Committee, Nominating Committee and the Executive Compensation and Stock Option Committee. Mr. Choël is a director of our majority-owned subsidiary, Interparfums SA, and Modellabs, both publicly held companies, and Christian Dior and Guerlain, both privately held companies. He is also the manager of Université 82, a business consultant and advisor. For approximately 10 years, through March 2004, Mr. Choël worked as the President and CEO of two divisions of LVMH, first Parfums Christian Dior, a leading world-wide prestige beauty/fragrances business, and later, the LVMH Perfumes and Cosmetics Division, which included such well-known brands as Parfums Christian Dior, Guerlain, and Parfums Givenchy, among others. Prior to such time, for approximately 30 years, he worked at various executive positions at Unilever, including President and CEO of Elida Fabergé France and President and CEO of Chesebrough Pond’s USA. We believe that Mr. Choël, who has previously worked as President and Chief Executive Officer of two divisions of LVMH Moet Hennessy Louis Vuitton S.A., which included such well-known brands as Parfums Christian Dior, Guerlain, and Parfums Givenchy, is qualified to serve as a member of our board of directors.

Page 6 of 10 Pages

Comment from letter dated October 4, 2013 of Mr. John Cash, Accounting Branch Chief:

Executive Compensation, page 65

General, page 65

5. Please tell us, and to the extent applicable in future filings disclose, how the compensation committee has considered the results of the most recent shareholder advisory vote on executive compensation in determining the 2012 compensation policies and decisions and, if so, how that consideration affected the executive compensation decisions and policies. See Item 402(b)(1)(vii) of Regulation S-K.

Company response:

The Compensation Committee was pleased that the most recent shareholder advisory vote on executive compensation overwhelmingly approved the compensation policies and decisions of the Compensation Committee. As such vote validated the compensation policies and decisions of the Compensation Committee, and such committee has determined to continue its present compensation policies in order to determine similar future decisions.

Comment from letter dated October 4, 2013 of Mr. John Cash, Accounting Branch Chief:

Base Salary, page 67

6. Please refer to your discussion regarding Mr. Clarke’s salary in the middle of page 68. With a view towards future disclosure, please tell us what the sales targets related to Mr. Clarke’s commission were and how the actual amount of the commission was calculated. Please refer to Item 402(b)(2)(v) of Regulation S-K.

Page 7 of 10 Pages

Company response:

For 2012, in lieu of a base salary increase, Mr. Clarke was awarded a commission on certain new sales that he was instrumental in bringing to the company. The commission rate was determined based on internal estimates of sales targets for the new business. For the new Anna Sui license our internal sales projection for the first year was $20 million. For new secondary market distribution our internal sales projection for the first year was $10 million. A commission rate of 0.8% of those new sales would yield an annual commission of $240,000. As Mr. Clarke was instrumental in obtaining the Anna Sui license for the Company and obtaining this new secondary market distribution, it was determined that such additional compensation was fair in view of his contribution to the Company’s increase in sales.

Comment from letter dated October 4, 2013 of Mr. John Cash, Accounting Branch Chief:

Base Salary, page 67

7. Please tell us and in future filings disclose the material factors considered by the compensation committee in granting Mr. Greenberg a 5% salary increase, other than it was comparable to his 2011 salary increase.

Company response:

The Compensation Committee considered the following material factors in granting Mr. Greenberg a 5% salary increase: his individual performance, level of responsibility, skill and experience, as well as the recommendation of the Chief Executive Officer.

Comment from letter dated October 4, 2013 of Mr. John Cash, Accounting Branch Chief:

Long-Term Incentives, page 70

8. Supplementally, please provide us with insight into the compensation committee’s decision making process in determining the size of the option grants received by each of the named executive officers in 2012. Please revise your future filings accordingly.

Company response:

The Compensation Committee determined that the option grants for Messrs. Madar, Benacin and Greenberg, which have remained the same for years 2009-2011, were reasonable, so based upon the recommendation of the Chief Executive Officer, it determined to keep the option grants for such executive officers at the same level. As stated in the Compensation Discussion and Analysis at page 71, the Compensation Committee determined to grant options to purchase an additional 2,000 shares (above the grants options to purchase 3,000 shares for 2011 and 2010) to each of Messrs. Santi and Garcia-Pelayo, as additional compensation for their contribution to the efforts of the United States based operations.

Page 8 of 10 Pages

Comment from letter dated October 4, 2013 of Mr. John Cash, Accounting Branch Chief:

Financial Statements

Equipment and Leasehold Improvements, page F-19

9. In future filings, please disclose whether a portion of your depreciation and amortization is included in cost of sales. If depreciation and amortization is not allocated to cost of sales, please remove the gross profit subtotal from your future filings. In addition, please ensure that your disclosures throughout the filing relating to cost of sales indicate that it is exclusive of depreciation and amortization. Refer to SAB 11:B.

Company response:

Depreciation provided on equipment used to produce inventory, such as tools and molds are currently included in cost of sales. We will revise our significant accounting policy disclosure on page F-9 relating to Equipment and Leasehold Improvements to read as follows, with the new underlined text:

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives for equipment, which range between three and ten years and the shorter of the lease term or estimated useful asset lives for leasehold improvements. Depreciation provided on equipment used to produce inventory, such as tools and molds is included in cost of sales.

Comment from letter dated October 4, 2013 of Mr. John Cash, Accounting Branch Chief:

Definitive Proxy Statement on Schedule 14A filed on June 11, 2013

Proxy Card

10. In future filings, please ensure that the proxy card clearly indicates that shareholders are being asked to vote, on an advisory basis, to approve executive compensation. For additional guidance, please see Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations, available on our website.

Company response:

Page 9 of 10 Pages

In compliance with the guidance set forth in answer to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations, we will in future filings have the proxy card clearly indicate that shareholders are being asked to vote, on an advisory basis, to approve executive compensation. One of the following examples as set forth in the answer to Question 169.07 will be used:

(1) To approve the company’s executive compensation

(2) Advisory approval of the company’s executive compensation

(3) Advisory resolution to approve executive compensation, or

(4) Advisory vote to approve name executive officer compensation.

As requested, we acknowledge the following:

● The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

● The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

● The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this adequately addresses your questions. However, if further information is required, please feel free to contact the undersigned.

Very truly yours,

/s/ Russell Greenberg

Russell Greenberg,

Executive Vice President

and Chief financial Officer

Page 10 of 10 Pages